SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

APPLICATION FOR QUALIFICATION OF INDENTURE

UNDER THE TRUST INDENTURE ACT OF 1939

PDL BIOPHARMA, INC.

(Name of Applicants)

932 Southwood Boulevard

Incline Village, Nevada 89451

(Address of Principal Executive Office)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

Title of Class	Amount

2.875% Series 2011 Convertible Senior Notes due February 15, 2015	Up to $180,000,000 aggregate principal amount

Approximate date of proposed public offering:

As soon as practicable after the date of this Application for Qualification.

Danny Hart

Associate General Counsel

PDL BioPharma, Inc.

932 Southwood Boulevard

Incline Village, Nevada 89451

(775) 832-8500

(Name and Address of Agent for Service)

With a copy to:

Dhiya El-Saden

Gibson, Dunn & Crutcher LLP

333 South Grand Ave.

Los Angeles, CA 90071

Telephone: (213) 229-7000

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon written request.

GENERAL

1.	General Information

(a)	The applicant, PDL BioPharma, Inc. (the Company), is a corporation.

(b)	The Company is incorporated under the laws of the State of Delaware.

2.	Securities Act Exemption Applicable

Upon the terms set forth in an Offering Memorandum dated November 15, 2011 (the Offering Memorandum), and the accompanying Letter of Transmittal, the Company is offering to exchange (the Exchange Offer) any and all of the Company’s outstanding 2.875% Convertible Senior Notes due February 15, 2015 (the Old Notes), for its 2.875% Series 2011 Convertible Senior Notes due February 15, 2015 (the New Notes), and a cash payment. If the Exchange Offer is completed, holders who validly tender their Old Notes and do not withdraw them prior to the completion of the Exchange Offer will receive, in respect of each $1,000 principal amount of Old Notes tendered, $1,000 principal amount of New Notes plus a payment in cash of $2.50 (the Note Exchange Payment). The New Notes will be governed by the new indenture (together with any supplemental indentures thereto, the New Indenture) to be qualified under this Application for Qualification on Form T-3.

The Exchange Offer is being made by the Company in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 3(a)(9) thereof, based upon the following facts:

•	the New Notes are proposed to be offered for exchange by the Company with its existing noteholders exclusively and solely for the Old Notes of the Company;

•

no sales of securities of the same class as the New Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed;

•

no consideration has been, or is to be, given, directly or indirectly, to any person in connection with the transaction, except for (i) the customary payments to be made in respect of preparation, printing, and mailing of the Offering Memorandum and related documents, (ii) the engagements of The Bank of New York Mellon Trust Company, N.A., as tender and paying agent for the Exchange Offer and Georgeson Inc., as information agent for the Exchange Offer and payments of the fees and expenses of the Company’s financial and legal advisors and (iii) the payment of the Note Exchange Payment;

•

none of the tender and paying agent, the information agent or the Company’s financial advisor will solicit exchanges in connection with the Exchange Offer or make recommendations as to acceptance or rejection of the Exchange Offer; and

•	no holder of the Old Notes has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer.

AFFILIATIONS

3.	Affiliates

For purposes of this application only, some or all of the officers and directors of the Company named in response to Item 4 hereof may be deemed affiliates of the Company by virtue of the positions held by such persons with the Company.

2

The Company and each of its subsidiaries are affiliates of each other. Set forth below are the direct and indirect subsidiaries of the Company. Except as otherwise noted, the capital stock or other equity interests of these subsidiaries is wholly-owned, directly or indirectly, by the Company.

NAME OF SUBSIDIARY	STATE OF INCORPORATION OR ORGANIZATION
QHP Royalty Sub LLC	Delaware
BTI Acquisition I Corp.	Delaware
BioTransplant Incorporated	Delaware

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers

The following table lists the name of, and offices held by, each director and executive officer of the Company as of the date hereof. The mailing address and telephone number of each director and executive officer is: c/o PDL BioPharma, Inc., 932 Southwood Boulevard Incline Village, Nevada 89451, telephone number (775) 832-8500.

NAME	POSITION

Frederick Frank	Lead Director

Jody S. Lindell	Director

Paul W. Sandman	Director

Harold E. Selick, Ph.D	Director

John P. McLaughlin	Director, President and Chief Executive Officer

Christine R. Larson	Vice President and Chief Financial Officer

Christopher L. Stone	Vice President, General Counsel and Secretary

Caroline Krumel	Vice President of Finance and Principal Accounting Officer

Danny Hart	Associate General Counsel and Assistant Secretary

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5.	Principal Owners of Voting Securities

The following table sets forth information regarding each person owning 10% or more of the Company’s voting securities as of October 31, 2011:

NAME AND COMPLETE MAILING ADDRESS	TITLE OF CLASS OWNED	AMOUNT OWNED	% OF VOTING SECURITIES OWNED

The Baupost Group, L.L.C.* 10 St. James Avenue, Suite 1700 Boston, Massachusetts 02116	Common Stock	14,718,814	10.53%

*	Based solely upon information contained in the most recently filed Schedule 13G jointly filed by The Baupost Group, L.L.C. (Baupost), SAK Corporation and Seth A. Klarman, filed with the SEC on August 9, 2011, reflecting beneficial ownership as of July 31, 2011. Baupost is a registered investment adviser and acts as an investment adviser and general partner to certain investment limited partnerships. SAK Corporation is the Manager of Baupost. Mr. Klarman, as the sole director and sole officer of SAK Corporation and a controlling person of Baupost, may be deemed to have beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934 of the securities beneficially owned by Baupost. According to this Schedule 13G, the filers had no sole voting power for any of these shares, shared voting power for all 14,718,814 of these shares, no sole dispositive power and shared dispositive power for all 14,718,814 of these shares. Securities reported on this Schedule 13G as being beneficially owned by Baupost include securities purchased on behalf of various investment limited partnerships.

UNDERWRITERS

6.	Underwriters

The name and complete mailing address of each person who, within three years prior to the date of filing this application, acted as an underwriter of any securities of the Company that are outstanding on the date of filing this application is listed below, along with the title of each class of securities underwritten by the underwriter:

NAME AND ADDRESS	TITLE OF CLASS OF SECURITIES UNDERWRITTEN

Merrill Lynch, Pierce, Fenner & Smith Incorporated One Bryant Park New York, New York 10036	3.75% Convertible Senior Notes due May 15, 2015

RBC Capital Markets, LLC Royal Bank Plaza 200 Bay Street Toronto, ON M5J 2W7	3.75% Convertible Senior Notes due May 15, 2015

JMP Securities LLC 600 Montgomery Street, Suite 1100 San Francisco, CA 94111	3.75% Convertible Senior Notes due May 15, 2015

There is no proposed underwriter for the New Notes that are proposed to be offered in the connection with the New Indenture that is qualified under this application.

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CAPITAL SECURITIES

7.	Capitalization

(a) The authorized and outstanding securities of the Company as of November 10, 2011, were as follows:

TITLE OF CLASS	AMOUNT AUTHORIZED	AMOUNT OUTSTANDING
Common Stock, par value $0.01	250,000,000 shares	139,834,559 shares
Preferred Stock, par value $0.01	10,000,000 shares	—
3.75% Convertible Senior Notes due May 15, 2015	$155,250,000	$155,250,000
2.875% Convertible Senior Notes due February 15, 2015	$180,000,000	$180,000,000

(b) Each share of common stock of the Company is entitled to one vote. The classes and amount of preferred stock of the Company have not yet been established.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions

The New Notes will be issued under the New Indenture. The following is a general description of certain provisions of the New Indenture. The description is qualified in its entirety by reference to the New Indenture, which is filed as Exhibit T3C hereto and incorporated by reference herein. The following description is subject to amendment, modification and completion upon finalization of the New Indenture. Capitalized terms used below and not otherwise defined herein have the meanings ascribed to them in the New Indenture.

(a) Events of Default; Withholding of Notice

The following will be Events of Default under the New Indenture:

(1) the Company defaults in the payment of any interest on any New Note when the same becomes due and payable and the default continues for a period of 30 days;

(2) the Company defaults in the payment of any principal of (including, without limitation, any premium, if any, on) any New Note when the same becomes due and payable (whether at maturity, upon redemption, on a Fundamental Change Repurchase Date or otherwise) or fails to comply with its obligation to convert the New Notes in accordance with the New Indenture upon exercise of a Holder’s right in accordance with Article 4 of the New Indenture;

(3) the Company fails to comply with any of its other agreements contained in the New Notes or the New Indenture and the default continues for the period and after the notice specified below;

(4) the Company defaults in the payment of the purchase price of any New Note when the same becomes due and payable;

(5) the Company fails to provide notice of a Fundamental Change to the Trustee and to each Holder if required by Section 3.9 of the New Indenture for a period of 30 days after notice of failure to do so;

(6) any indebtedness under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Company or any Significant Subsidiary (all or substantially all of the outstanding voting securities of which are owned, directly or indirectly, by the Company) or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or any Significant Subsidiary (all or substantially all of the outstanding voting securities of which are owned, directly or indirectly, by the Company) (an Instrument) with an aggregate outstanding principal amount then outstanding in excess of $25,000,000, whether such indebtedness now exists or shall hereafter be created, is not paid at final maturity of the Instrument (either at its stated maturity or upon acceleration thereof), and such indebtedness is not discharged, or such acceleration is not rescinded or annulled, within a period of 30 days after there shall have been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding New Notes a written notice specifying such default and requiring the Company to cause such indebtedness to be discharged or cause such default to be cured or waived or such acceleration to be rescinded or annulled and stating that such notice is a “Notice of Default” under the New Indenture;

(7) the Company or any Significant Subsidiary, pursuant to or within the meaning of any Bankruptcy Law:

A. commences a voluntary case or proceeding;

B. consents to the entry of an order for relief against it in an involuntary case or proceeding;

C. consents to the appointment of a Custodian of it or for all or substantially all of its property;

D. makes a general assignment for the benefit of its creditors; or

(8) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

A. is for relief against the Company or any Significant Subsidiary in an involuntary case or proceeding;

B. appoints a Custodian of the Company or any Significant Subsidiary or for all or substantially all of the property of the Company or any Significant Subsidiary; or

C. orders the liquidation of the Company or any Significant Subsidiary; and in each case the order or decree remains unstayed and in effect for 60 consecutive days.

A default under clause (3) above is not an Event of Default until the Trustee notifies the Company, or the Holders of at least 25% in aggregate principal amount of the New Notes then outstanding notify the Company and the Trustee, in writing of the default, and the Company does not cure the default within 60 days after receipt of such notice. The notice must specify the default, demand that it be remedied and state that the notice is a “Notice of Default.” If such a default is cured, it ceases.

The Trustee shall not be charged with knowledge of any Event of Default unless written notice from the Company, a Paying Agent, or any Holder thereof shall have been received by a Trust Officer at the Corporate Trust Office of the Trustee, and such notice references the New Indenture.

If an Event of Default (other than an Event of Default specified in clause (7) or (8) above) occurs and is continuing, the Trustee may, by notice to the Company, or the Holders of at least 25% in aggregate principal amount of the New Notes then outstanding may, by notice to the Company and the Trustee, declare all unpaid principal to the date of acceleration on the New Notes then outstanding (if not then due and payable) to be due and payable upon any such declaration, and the same shall become and be immediately due and payable. If an Event of Default specified in clause (7) or (8) above occurs, all unpaid principal of the New Notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any

Holder. The Holders of a majority in aggregate principal amount of the New Notes then outstanding by notice to the Trustee may rescind an acceleration and its consequences if (a) all existing Events of Default, other than the nonpayment of the principal of the New Notes which has become due solely by such declaration of acceleration, have been cured or waived; (b) to the extent the payment of such interest is lawful, interest (calculated at the rate per annum borne by the New Notes) on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid; (c) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and (d) all payments due to the Trustee and any predecessor Trustee under the New Indenture have been made. No such rescission shall affect any subsequent default or impair any right consequent thereto.

If an Event of Default occurs and is continuing, the Trustee may, but shall not be obligated to, pursue any available remedy by proceeding at law or in equity to collect the payment of the principal of or interest on the New Notes or to enforce the performance of any provision of the New Notes or the New Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the New Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Securityholder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative to the extent permitted by law.

(b)	Authentication and Delivery of the Notes; Use of Proceeds

An Officer shall sign the New Notes for the Company by manual or facsimile signature attested by the manual or facsimile signature of the Secretary or an Assistant Secretary of the Company.

If an Officer whose signature is on a New Note no longer holds that office at the time the Trustee authenticates the New Note, the New Note shall be valid nevertheless.

A New Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the New Note. The signature shall be conclusive evidence that the New Note has been authenticated under the New Indenture.

On the Closing Date, the Company shall issue, and the Trustee shall authenticate and make available for delivery, New Notes in the aggregate principal amount of $180,000,000. After the Closing Date, the Company may issue, and the Trustee shall authenticate and make available for delivery, Additional Securities issued pursuant to the New Indenture. The Trustee shall so authenticate and make available for delivery New Notes upon receipt of a written order or orders of the Company signed by two Officers of the Company (a Company Order). The Company Order shall specify the amount of New Notes to be authenticated and the date on which each original issue of New Notes is to be authenticated.

The Company at any time or from time to time may, without the consent of any Holder, issue Additional Securities pursuant to the New Indenture, which Additional Securities shall be entitled to all of the benefits of this New Indenture. Such Additional Securities will be deemed New Notes for all purposes hereunder, including without limitation in determining the necessary Holders who may take the actions or consent to the taking of actions as specified in the New Indenture.

The Trustee shall act as the initial authenticating agent. Thereafter, the Trustee may appoint an authenticating agent acceptable to the Company to authenticate New Notes. An authenticating agent may authenticate New Notes whenever the Trustee may do so. Each reference in the New Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent shall have the same rights as an Agent to deal with the Company or an Affiliate of the Company.

The New Notes shall be issuable only in registered form without coupons and only in denominations of $1,000 principal amount and any integral multiple thereof.

There will be no proceeds from the issuance of the New Notes because the New Notes will be exchanged for the Existing Notes.

(c)	Release and Substitution of Property Subject to the Lien of the Indenture

The New Notes are unsecured obligations of the Company. As such, the New Notes are not secured by any lien on any property.

(d)	Satisfaction and Discharge of the Indenture

The New Indenture shall cease to be of further effect (except as to any surviving rights of conversion, registration of transfer or exchange of New Notes expressly provided for in the New Indenture and except as further provided below), and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this New Indenture, when

(1)	either

A. all New Notes theretofore authenticated and delivered (other than New Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in the New Indenture) have been delivered to the Trustee for cancellation; or

B. all such New Notes not theretofore delivered to the Trustee for cancellation

(i) have become due and payable, or

(ii) will become due and payable at the Final Maturity Date within one year, or

(iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of clause (i), (ii) or (iii) above, has irrevocably deposited or caused to be irrevocably deposited with the Trustee or a Paying Agent (other than the Company or any of its Affiliates) as trust funds in cash in an amount sufficient to pay and discharge the entire indebtedness on such New Notes not theretofore delivered to the Trustee for cancellation, for principal (including premium, if any) and interest to the date of such deposit (in the case of New Notes which have become due and payable) or to the Final Maturity Date or Redemption Date, as the case may be;

(2) the Company has paid or caused to be paid all other sums payable Under the New Indenture by the Company; and

(3) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of the New Indenture have been complied with.

(e)	Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

The Company shall deliver to the Trustee, within 90 days after the end of each fiscal year of the Company (beginning with the fiscal year ending December 31, 2011), an Officers’ Certificate as to the signer’s knowledge of the Company’s compliance with all conditions and covenants on its part contained in the New Indenture and stating whether or not the signer knows of any default or Event of Default. If such signer knows of such a default or Event of Default, the Officers’ Certificate shall describe the default or Event of Default and the efforts to remedy the same. For the purposes of this provision of the New Indenture, compliance shall be determined without regard to any grace period or requirement of notice provided pursuant to the terms of the New Indenture. The Company shall, within 30 calendar days, upon becoming aware of any Event of Default, deliver to the Trustee a statement specifying such Event of Default.

9.	Other Obligors

No person, other than the Company, is an obligor of the New Notes.

The mailing address for the Company is 932 Southwood Boulevard, Incline Village, Nevada 89451.

Contents of Application for Qualification. This application for qualification comprises:

(a)	Pages numbered 1 to 11, consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of each trustee under the New Indenture to be qualified (filed herewith as Exhibit 25.1).

(c)	The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit Number	Description

Exhibit T3A	Restated Certificate of Incorporation of PDL BioPharma, Inc., as amended. (incorporated by reference to Exhibit 3.1 to Annual Report on Form 10-K filed March 31, 1993).

Exhibit T3B	Amended and Restated Bylaws of PDL BioPharma, Inc. (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed June 10, 2009).

Exhibit T3C	Form of Indenture, dated December , 2011, among the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit (d)(4) of the Company’s Issuer Tender Offer Statement on Schedule TO dated November 15, 2011).

Exhibit T3D	Not applicable.

Exhibit T3E.1	Offering Memorandum, dated November 15, 2011 (incorporated by reference to Exhibit (a)(1)(i) of the Company’s Issuer Tender Offer Statement on Schedule TO dated November 15, 2011).

Exhibit T3E.2	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) of the Company’s Issuer Tender Offer Statement on Schedule TO dated November 15, 2011).

Exhibit T3E.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iii) of the Company’s Issuer Tender Offer Statement on Schedule TO dated November 15, 2011).

Exhibit T3E.4	Form of Letter to Clients (incorporated by reference to Exhibit (a)(1)(iv) of the Company’s Issuer Tender Offer Statement on Schedule TO dated November 15, 2011).

Exhibit T3F

Cross-reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive of the Trust Indenture Act of 1939, as amended (incorporated by reference to Exhibit (d)(4) of the Company’s Issuer Tender Offer Statement on Schedule TO dated November 15, 2011).

Exhibit 25.1	Statement of eligibility and qualification of the Trustee on Form T-1.*

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, PDL BioPharma, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Incline Village, and State of Nevada, on the 15th day of November, 2011.

(SEAL)

PDL BIOPHARMA, INC.

/S/ JOHN P. MCLAUGHLIN
Name: John P. McLaughlin
Title: President and Chief Executive Officer

Attest:	/S/ SUSAN B. BALDWIN
Name:	Susan B. Baldwin
Title:	Sr. Administrative Assistant

Index to Exhibits

Exhibit Number	Description

Exhibit T3A	Restated Certificate of Incorporation of PDL BioPharma, Inc., as amended. (incorporated by reference to Exhibit 3.1 to Annual Report on Form 10-K filed March 31, 1993).

Exhibit T3B	Amended and Restated Bylaws of PDL BioPharma, Inc. (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed June 10, 2009).

Exhibit T3C	Form of Indenture, dated December , 2011, among the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit (d)(4) of the Company’s Issuer Tender Offer Statement on Schedule TO dated November 15, 2011).

Exhibit T3D	Not applicable.

Exhibit T3E.1	Offering Memorandum, dated November 15, 2011 (incorporated by reference to Exhibit (a)(1)(i) of the Company’s Issuer Tender Offer Statement on Schedule TO dated November 15, 2011).

Exhibit T3E.2	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) of the Company’s Issuer Tender Offer Statement on Schedule TO dated November 15, 2011).

Exhibit T3E.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iii) of the Company’s Issuer Tender Offer Statement on Schedule TO dated November 15, 2011).

Exhibit T3E.4	Form of Letter to Clients (incorporated by reference to Exhibit (a)(1)(iv) of the Company’s Issuer Tender Offer Statement on Schedule TO dated November 15, 2011).

Exhibit T3F

Cross-reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive of the Trust Indenture Act of 1939, as amended (incorporated by reference to Exhibit (d)(4) of the Company’s Issuer Tender Offer Statement on Schedule TO dated November 15, 2011).

Exhibit 25.1	Statement of eligibility and qualification of the Trustee on Form T-1.*

*	Filed herewith.